Mail Stop 03-09
Via Facsimile and U.S. Mail

	May 31, 2005


Mr. Frank W. Gay II
Chairman of the Board and Chief Executive Officer
Nutraceutical International Corporation
1400 Kearns Boulevard 2nd Floor
Park City, Utah 84060

RE:	Nutraceutical International Corporation
	Form 10-K for the fiscal year ended September 30, 2004
	Filed December 3, 2004
            File No. 000-23731

Dear Mr. Gay:

              We have reviewed your filing and have the following comments. We have limited our review of the above referenced filing to only those issues addressed. In our comments, we ask you to provide us with supplemental information so that we may better understand your disclosure. Please provide us the supplemental information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your supplemental responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended September 30, 2004

Selected Financial Data, page 21

1. As you have indicated that EBITDA (a non-GAAP measure) is a measure of operating performance, you should have explained why it is reasonable to exclude depreciation when measuring financial performance as plant and equipment are necessary to earn revenue. Please provide us your analysis supporting your use of this non-GAAP measure. Describe for us specifically how EBITDA is used in measuring management`s compensation. Similarly, explain how the company`s creditors use EBITDA in assessing debt covenant compliance.
Indicate which debt agreements contain an EBITDA covenant and indicate the amount of borrowing under that agreement. If the use of
EBITDA in measuring compensation and debt covenants is not substantive, disclosure of EBITDA should be deleted.

Management`s Discussion and Analysis

Significant Accounting Policies, page 23

2. For each critical accounting policy, we do not see any disclosure about the factors and assumptions and the reasonably likely effects that changes could have, nor do we see disclosure quantifying what your actual changes in estimates have been and what caused those changes. Please provide us your analysis to support why this disclosure is not in the filing. In addition, describe for us any deductions from revenue (other than returns) that must be estimated at the point in time that revenue is recognized. If applicable, explain why these estimates are not described.

Liquidity and Capital Resources, page 26

3. We note the table of operating lease obligations on page 28.
Please explain to us why a complete table of contractual obligations in accordance with Item 303 of Regulation S-K was not presented including debt and interest payments.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-8
4. Please explain to us why you did not disclose the amount of advertising expense as required by SOP 93-7.


Note 18. Commitments and Contingencies, page F-20

5. Your disclosures related to current legal proceedings do not appear to include all of the required disclosure under GAAP. SFAS 5 and SAB 92 require certain disclosures including a) disclosure of the estimated additional loss, or range of loss, that is reasonably possible, or b) disclosure that such an estimate cannot be made. Please explain to us why you did not provide these disclosures. For those legal proceedings where you cannot make an estimate, tell us the facts and circumstances preventing you from making such an estimate and what is being sought in those proceedings.

*  *  *  *  *

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Frank Wyman, Staff Accountant at (202) 551-
3660
or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.
							Sincerely,


Jim B. Rosenberg
Senior Assistant Chief Accountant
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Mr. Frank W. Gay II
Nutraceutical International Corporation
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